CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated April 30, 2022, and each included in this Post-Effective Amendment No. 26 to the Registration Statement (Form N-1A, File No. 333-143669) of Prospector Funds, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 22, 2022, with respect to the financial statements and financial highlights of Prospector Capital Appreciation Fund and Prospector Opportunity Fund (two of the funds constituting Prospector Funds, Inc.), included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 29, 2022